

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2019

Robert W. Clarke
Chief Executive Officer
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

> **Re: Pulmatrix, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 19, 2019**
> **File No. 333-230395**

Dear Dr. Clarke:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance